

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 2, 2017

Via E-mail
Benjamin Ridding
Chief Executive Officer
Global Cosmetics, Inc.
Pavilion 96, Kensington High Street
Kensington, London, W8 4SG

  Re: Global Cosmetics, Inc.
    Amendment No. 8 to Registration Statement on Form S-1
    Filed February 21, 2017

Dear Mr. Ridding:

  We have reviewed your registration statement and have the following comment.

Dilution, page 21

1. We note your updated scenario disclosures on page 22 assuming a 75%, 50% and 25% offering. It appears the net tangible book value after the offering would be $28,716, ($31,284) and ($91,284) in each of those circumstances respectively. Please explain or revise the calculations based on these amounts. Furthermore, please ensure you update your increase/decrease in net tangible book value per share attributable to cash payments from purchasers of shares offered and immediate dilution to new investors calculations accordingly.

  You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

          Sincerely,

          /s/ Craig E. Slivka, for

          Pamela A. Long
          Assistant Director
          Office of Manufacturing and
          Construction

cc: Steven J. Davis, Esq.